AZZIDA, LLC

FINANCIAL STATEMENTS

For the Fiscal Year 2020
Through October 6, 2020

(Unaudited)

Balance Sheet

Azzida, LLC

As of Oct 27, 2020

ACCOUNTS	Oct 27, 2020
Assets	
Cash and Bank	
SunTrust Checking	$5,160.77
Total Cash and Bank	**$5,160.77**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Capitalized Software Costs	$7,716.91
Total Long-term Assets	**$7,716.91**
Total Assets	**$12,877.68**
Liabilities	
Current Liabilities	
Spark (4711)	-$148.98
Total Current Liabilities	**-$148.98**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**-$148.98**

Equity

Owner Investment / Drawings	$20,155.17
Retained Earnings	
Profit between Jan 1, 2020 and Oct 27, 2020	-$7,128.51
Total Retained Earnings	**-$7,128.51**
Total Equity	**$13,026.66**

Profit and Loss

Azzida, LLC

Date Range: Jan 01, 2020 to Oct 27, 2020

ACCOUNTS	Jan 01, 2020 to Oct 27, 2020
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
As a percentage of Total Income	0.00%
Operating Expenses	
Advertising & Promotion	$50.00
Computer – Hosting	$1,023.52
Computer – Software	$488.75
Licensing & Registrations	$381.00
Professional Fees	$4,673.57
Rent Expense	$95.50
Telephone – Wireless	$416.17
Total Operating Expenses	**$7,128.51**
Net Profit	**-$7,128.51**
As a percentage of Total Income	0.00%

Cash Flow

Azzida, LLC

Date Range: Jan 01, 2020 to Oct 27, 2020

CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Oct 27, 2020
Operating Activities	
Sales	
Purchases	
Payments to Spark (4711)	-$7,516.84
Professional Fees	-$4,500.00
Total Purchases	**-$12,016.84**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$12,016.84**
Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities

Loans and Lines of Credit

Owners and Shareholders

Received from Owner Investment / Drawings	$17,426.61
Paid to Owner Investment / Drawings	-$249.00
Total Owners and Shareholders	**$17,177.61**

Other

Net Cash from Financing Activities	**$17,177.61**

OVERVIEW

Starting Balance	
SunTrust Checking	$0.00
Total Starting Balance	**$0.00** As of 2020-01-01
Gross Cash Inflow	$17,426.61
Gross Cash Outflow	$12,265.84
Net Cash Change	**$5,160.77**
Ending Balance	
SunTrust Checking	$5,160.77
Total Ending Balance	**$5,160.77** As of 2020-10-27

Azzida, LLC
Consolidated Statement of Equity

	Common Units		Preferred Units			Retained Earnings	
	Shares	Amount	Shares	Amount	Additonal Paid-In Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, MARCH 28, 2020 (INCEPTION)		$ -	-	$ -	$ -	$ -	$ -
Contributions	5,000,000	$ 5,000.00			$ 15,155.17	-	$ 20,155.17
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net Income	-	-	-	-	-	($7,128.51)	($7,128.51)
ENDING BALANCE, OCTOBER 6, 2020	5,000,000	$ 5,000.00	-	-	$ 15,155.17	($7,128.51)	$13,026.66

AZZIDA, LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year Ends December 31, 2020

1) ORGANIZATION AND PURPOSE

Azzida, LLC (the "Company"), is a limited liability company organized under the laws of the Commonwealth of Virginia. The company operates a mobile marketplace platform for odd jobs and day labor and derives revenue from transaction fees based on the amount of the job payments offered through the platform.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year 2020, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3) DEBT

In 2020, the Company issued a promissory note in exchange for $20,155.17 for the purpose of funding continuing operations ("the Note"). The note accrues interest at the rate of 0.00% per annum and is payable in 2021. The Note was issued to Lawrence Bunnell, the Company's Managing Member.

4) SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.